Exhibit 99.1

For Immediate Release

NOVADAQ Announces Organizational Changes to Support Continued Growth

Toronto, Ontario – December 22, 2014 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced various changes to its management team and structure designed to further position the Company for continued direct sales success and global growth.

Roger Deck has been appointed Chief Financial Officer, with overall responsibility for financial reporting, financial and strategic planning, human resources, as well as helping to manage the Company’s relationships and interactions with the investment community. Mr. Deck succeeds Stephen Purcell, who is leaving the Company.

“We thank Stephen for his contributions to the growth and development of our Company and wish him the best for the future,” said Dr. Arun Menawat, NOVADAQ’s President and CEO.

Mr. Deck most recently served as NOVADAQ’s Vice President of Operations, a position he held since 2008. Before transitioning to that role, he was NOVADAQ’s Chief Financial Officer from 2004 to 2008 and also served as the Company’s Assistant Secretary. Mr. Deck joined NOVADAQ from PricewaterhouseCoopers, where he served as Vice President of Financial Advisory Services from 2001 to 2003. Previously, he held senior management positions at Brookfield Asset Management Inc. Mr. Deck is a Chartered Accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

“I am delighted that Roger has agreed to return to the role of CFO at NOVADAQ,” commented Dr. Menawat. “His strong track record of financial and operational management success, combined with his very intimate knowledge of NOVADAQ’s business, people, technologies and products, make him exceptionally qualified to help us continue to build upon our market-leading position.”

NOVADAQ also announced that Bill Andreopoulos has been appointed Controller. Reporting to Mr. Deck, he is responsible for financial reporting, planning, treasury and taxation. Prior to joining NOVADAQ, Mr. Andreopoulos was the Corporate Controller at Vitran Corporation, where he held similar responsibilities. Previously, he held a series of progressive finance positions at Shaw Media/Canwest Broadcasting. Mr. Andreopoulos began his career at Pricewaterhouse, where he obtained his Chartered Accountant designation. He is a graduate of Ryerson University where he earned a Bachelor of Commerce degree.

Other organizational changes announced today included the consolidation of global sales and marketing responsibility under the leadership of Rick Mangat, PhD as Sr. VP and General Manager. Lori Swalm, who was previously NOVADAQ’s Vice President of Regulatory Affairs and Health Policy, will take on additional responsibilities and assume the position as the Company’s Vice President of Marketing. Reporting to Dr. Mangat, Ms. Swalm will be responsible for all product marketing, marketing communications, medical education and clinical and regulatory affairs. Douglas Carroll will also take on additional responsibilities as Vice President of Global Business Development, including the development of commercialization strategies to leverage the newly acquired distribution rights to LifeNet Health’s DermACELL Acellular Dermal Matrix. Arthur Bailey, previously Senior Director of Engineering, will take on additional responsibilities as Vice President of Engineering and Manufacturing.

Continuing in their current roles with NOVADAQ, Tom Tamberrino will remain as Vice President of United States Sales, Joseph Kletzel as Vice President of International Sales, John Fengler as Vice President of Research and Development, and Derrick Guo as Corporate Counsel and Corporate Secretary.

“We are entering a stage of anticipated rapid growth,” said Dr. Menawat. “Importantly, we now have an organization that is optimally structured to support our current business, the increasing size of our direct sales team, global expansion, and the successful execution of key new initiatives such as the transfer of SPY Elite back to NOVADAQ and our distribution of DermACELL tissue products.”

Finally, NOVADAQ announced that, after more than a decade of service, during which she held a variety of senior management positions within the Company, Mary Kay Baggs has decided to retire.

“Over the many years that we have worked together, Mary Kay has earned my deep personal admiration and great professional respect,” said Dr. Menawat. “Indeed, the entire NOVADAQ team shares that sentiment. It is never easy to say farewell to good people. Therefore, I am very pleased that Mary Kay will continue as a key consultant to the Company through, at a minimum, the end of 2015.”

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, SPY Elite and PINPOINT are registered trademarks of Novadaq Technologies Inc. LUNA is a trademark of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com